Exhibit 99.1

Mountain Province Diamonds has filed today on The System for Electronic Disclosure Analysis and Retrieval (www.sedar.com) its Gahcho Kué Project Definitive Feasibility Study in compliance with National Instrument 43-101- Standards of Disclosure for Mineral Projects  ("43-101")  under Canadian securities laws (the "Feasibility Study"). The Feasibility Study represents an economically viable, technically credible and environmentally sound mine development plan for the Gahcho Kué Project for which Mountain Province Diamonds provided a press release on Form 6-K summarizing the findings of the Feasibility Study on October 22, 2010.

The Feasibility Study was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (“SEC”). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.